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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Centiv, Inc. (Name of Issuer)
Common Stock, Par Value $.001 Share (Title of Class of Securities)
15233P 10 1 (CUSIP Number)
William M. Rychel P.O. Box 225 Highwood, IL 60040 (847) 432-5963
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2003 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 15233P 10 1	13D	Page 2 of 4

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). William M. Rychel

2.	Check the Appropriate Box If a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES		7.	Sole Voting Power 88,622
BENEFICIALLY
OWNED BY EACH REPORTING		8.	Shared Voting Power 88,622
PERSON WITH
		9.	Sole Dispositive Power 88,622

		10.	Shared Dispositive Power 88,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,622

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 5.28%

14.	Type of Reporting Person IN

ITEM 1.    SECURITY AND ISSUER

        This Schedule 13D relates to shares of the common stock, par value $.001 per share (the "Shares"), of Centiv, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 998 Forest Edge Drive, Vernon Hills, Illinois, telephone no. 847-876-8300.

ITEM 2.    IDENTITY AND BACKGROUND

(a)-(c), (f) This Schedule 13D is being filed by William M. Rychel. Mr. Rychel is the President of The Ravine Company, P.O. Box 225, Highwood, Illinois 60040. The company provides consulting services. The Reporting Person is a United States citizen.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not Applicable.

ITEM 4.    PURPOSE OF TRANSACTION

  Sale of common stock by the reporting person between November 11, 2003 and November 21, 2003.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

  (a)
  As of November 21, 2003 Mr. Rychel owned 88,622 shares of common stock.

  (b)
  Mr. Rychel has sole voting power over 88,622 shares of common stock of the Issuer. Mr. Rychel has sole dispositive power over 88,622 of common stock of the Issuer.

  (c)
  None.

  (d)
  Not applicable.

  (e)
  Not Applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        None

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2003
Date

/s/ William M. Rychel
Signature

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE